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                                   Exhibit B

                                  July 6, 2001


To The Holders of the Warrants (the "1996 Warrants")
    Issued Pursuant to a Warrant Agreement dated as of June 17, 1996 between Nexell Therapeutics Inc. (f/k/a
    VIMRx Pharmaceutics Inc.) and American Stock
    Transfer & Trust Company (the "Warrant Agreement"):

       Pursuant to Section 10.1(c)(i) of the Warrant Agreement, as a result of the issuance by Nexell Therapeutics Inc. (the "Company") of (i) common stock on January 8, 2001, March 6, 2001 and March 28, 2001, to Acqua Wellington North American Equities Fund, Ltd., and (ii) certain stock options to employees through April 27, 2001, the exercise price for the 1996 Warrants, which had been $5.40 per share (as a result of adjustments effected on June 15, 2000), has been adjusted to $5.105 per share, and each Warrant entitles the holder to purchase, subject to the terms and conditions set forth in the Warrant Agreement, .2938 of a share of common stock of the Company, instead of .2769 of a share of common stock of the Company.

      Available upon request is a report of the Company's independent auditors, KPMG LLP, on a schedule setting forth the exercise price after such adjustments, a brief statement of the facts requiring such adjustments and the computation by which such adjustments were made. To obtain copies of this report please contact Jackie Perry at (949) 470-6682.

      If you have questions, please contact the undersigned at (949) 470-6485.

                                  Very truly yours,



                                   William A. Albright, Jr.
                                   Chief Executive Officer, President, Treasurer and Chief Financial Officer
                                   Nexell Therapeutics Inc.